SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI
March 28, 2019	SINGAPORE TOKYO TORONTO

Confidential

Ms. Barbara Jacobs

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	Molecular Data Inc.

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on January 31, 2019

CIK No. 0001758736

Ladies and Gentlemen:

On behalf of our client, Molecular Data Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 27, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 31, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits and Annex A.

1

Securities and Exchange Commission

March 28, 2019

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.	Please disclose your “controlled company” status.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 4 and 69 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.

Please provide the date of the Frost & Sullivan Report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement and has enclosed, as Annex A hereto, the relevant portions of the market data derived from the Frost & Sullivan Report and cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement.

Risk Factors

The proper functioning of our IT systems and technology infrastructure is essential to our business, page 14

3.	Please clarify whether the impact of your technical system interruptions over the past three years was material to you.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement to clarify that the impact of the technical system interruptions over the past three years was not material.

Securities and Exchange Commission

March 28, 2019

Corporate History and Structure

Restructuring, page 70

4.

We note from your disclosures that you will be liable to pay consideration, the amount of which is yet to be determined, to MOLBASE group for assets and liabilities that it incurred for the development of your business. We further note that this liability will be presented as an amount due to MOLBASE Inc. in your consolidated balance sheets after the Restructuring is completed. Please explain how the liability will be calculated and the payment terms and conditions. Please tell us whether you plan to use a portion of the offering proceeds to pay the liability. Explain to us your consideration of providing pro forma financial information. We refer you to Article 11 of Regulation S-X. To the extent there are material agreements related to the restructuring, please file such agreements as exhibits.

The Company respectfully advises the Staff that the consideration would be calculated based on the audited carrying amount of the net assets transferred from MOLBASE Inc. to the Company upon the completion of the Restructuring on December 21, 2018, the payment of which is due in 18 months subsequent to the completion of the Restructuring.

The Company respectfully advises the Staff that the liability will be paid with cash at hand and cash generated in the Company’s ordinary course of business, rather than from proceeds of the proposed offering.

The Company respectfully advises the Staff that the consideration would be recorded by the Company as a liability in the fourth quarter of 2018. The Restructuring was completed in December 2018 and the proceeds from the offering will not be applied directly or indirectly to the purchase of a specific significant business. Therefore, it does not meet the requirements for pro forma financial information per the Article 11 of Regulation S-X.

The Company respectfully advises the Staff that the Company is still evaluating and will file the material agreements, if any, related to the Restructuring in a future amendment to the Revised Draft Registration Statement.

Selected Consolidated Financial and Operating Data, page 74

5.

You state on page 6 that GMV is gross merchandise volume, which is the total value of all transaction orders of chemicals completed on your Online Platform during the specified period. Please revise your disclosures to further clarify how you use GMV to manage your business under both the direct sales model and the marketplace model. Your disclosures should explain the correlation between GMV and commission fees charged to the buyers and sellers under the marketplace model. Revise your disclosures to describe in greater detail how GMV is defined and calculated under both the direct sales model and the marketplace model. Explain your inclusion or exclusion of discounts, returns, and delivery fees in your calculation of GMV.

The Company respectfully advises the Staff that it views the GMV as an indicator for the scale of each model, its Online Platform and its ecosystem as well as user engagement because the output of GMV is a result combining several factors and efforts, including but not limited to an extensive user base, comprehensive product and service offerings and demands and suppliers matching. In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 28, 2019

The Company respectfully clarifies that in order to gain market share and accumulate participants to its marketplace, it currently charges a small portion of suppliers and customers nominal commission fees, whose amounts are at the Company’s discretion and not necessarily correlates to GMV, for transactions completed under its marketplace model. The Company has revised the disclosure on pages 80 and 106 of the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement to clarify the definition of GMV.

6.

You state on pages 106 and 116 that the majority of your GMV is attributable to the marketplace model rather than the direct sales model for each period presented. Please tell us your consideration of separately presenting the amount of GMV and the related revenues attributable to the market place model and direct sales model in this section of the prospectus. Prominent disclosure of this information appears to be important to understanding your business and operating results. Explain your consideration of disclosing the average commission fee from the provision of matching services through the marketplace model for each period presented. In addition, provide a qualitative discussion and analyses of the changes in your operating data including GMV under your direct sales and marketplace models for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 13, 73 and 75 of the Revised Draft Registration Statement to separately present the amount of GMV and the related revenues attributable to the direct sales model and the marketplace model.

The Company respectfully advises the Staff that the disclosure of the average commission fee may not be helpful for the investors’ understanding of the Company’s business and growth potentials since the Company only charges a small portion of its suppliers and customers nominal commission fees, whose amounts are at its discretion, given its strategy to accumulate user base and further expand its business at its early stage of monetization. The Company expects to adjust its business strategy to improve the monetization of its marketplace model. Therefore, disclosure of average commission fee may not accurately reflect the Company’s monetization capabilities and potentials.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 76, 77, 99, 100, 107, 109, 113, 116 and 118 of the Revised Draft Registration Statement to qualitatively discuss and analyze changes in the operating data of the Company.

Securities and Exchange Commission

March 28, 2019

7.

You disclose that the total number of registered users, the total number of customers and the total number of suppliers are calculated on a cumulative basis since your inception. We further note from your disclosures on page 77 that you must maintain a large and active customer and supplier base that conduct chemicals transactions on your Online Platform and use your comprehensive value-added services. Indicate whether the cumulative amounts of registered users and suppliers include ones that are inactive. If so, explain why this table is useful without providing the number or percentage of inactive users and suppliers. Please tell us whether there are any other key metrics that you use to manage your business. In addition, tell us your consideration of disclosing the total number of registered users, the total number of customers and the total number of suppliers by direct sales and marketplace models. We refer you to Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company is at the early stage of its monetization, it primarily focuses on accumulating customers and suppliers, based on whom to build its Online Platform and ecosystem to improve economies of scale and implement its business model. Hence, the cumulative amounts of customers and suppliers include the users who are inactive for the moment. Due to the Company’s continuous efforts to promote user engagement, customers and suppliers who are currently inactive may be re-activated and convert to active users in the future. Therefore, the Company considers the cumulative amounts key indicators of the scale and potentials of the Company’s business. In addition, the inactive customers and suppliers still provide value to the Company because information on their profiles enables the Company to have a better understanding of market and industry participants.

The Company respectfully advises the Staff that the Company monitors “paying customers” to manage its business. “Paying customers” for a certain period are defined as the customers under the direct sales model who make payments for any of the chemicals on the Company’s Online Platform during such period, which are indicative of the Company’s capabilities and effectiveness of its business model. The Company also monitors total number transaction orders completed on its Online Platform as an indicator of its scale and user engagement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 7, 13, 75, 76, 77, 83, 99, 100, 107, 109 and 113 of the Revised Draft Registration Statement to disclose the total number of paying customers, total number of transaction orders and the total numbers of customers and suppliers by direct sales and marketplace models.

Securities and Exchange Commission

March 28, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 83

8.

On page 115, you state that your ability to attract new customers and retain existing users in your ecosystem has contributed significantly to your growth. Please tell us whether you monitor your retention rate, the number of new customers, and the number of existing users from period to period. To the extent material, please provide a qualitative and quantitative discussion of the changes to these metric and their impact on your revenues, and tell us your consideration for quantifying the increase in revenues attributable to new and existing customers for each period presented. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

The Company respectfully advises the Staff that, since the Company is at the early stage of its business expansion, the Company currently focuses on the accumulation of its user base. In order to monitor the growth and the scale of the Company’s ecosystem, platform and business, the Company primarily monitors the number of new customers, the number of paying customers under the direct sales model during certain specified periods and the cumulative numbers of total customers and suppliers. At current stage, the Company targets to maintain its scale and further expand its business, rather than focusing on individually- specific retention efforts. In addition, the number of paying customers and the number of new customers have the most direct impact on the Company’s results of operations. For example, for the nine months ended September 30, 2018, 2,111 new customers under the direct sales model contributed 8,828 transaction orders during the same period.

In response to the Staff’s comments, the Company has revised the disclosure on pages 7, 13, 75, 77, 83, 101, 107 and 116 of the Revised Draft Registration Statement.

9.

You state that your net revenues increase was primarily due to the significant increase in your GMV for your chemical trading under the direct sales model. Help us to understand why you refer to GMV to explain for your revenue increase when the direct sales model revenue comprises almost all of your GMV under this model.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement to clarify the reason for the increase in the revenue under direct sales model.

Gross profit and gross margin, page 84

10.	Please expand to discuss how your strategy to gain market share and strengthen your market position affected gross margin.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 28, 2019

Liquidity and Capital Resources, page 86

11.

Please revise to provide a narrative explanation of any trends and uncertainties in your financial results and liquidity so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. In this respect, we note that you have incurred operating losses and negative net cash flows used in operating activities for each period presented. Please clearly address these circumstances and describe the steps you believe are necessary in order for the trend in operating losses and negative cash flows to be rectified. Your revised disclosures should clearly address the uncertainties associated with achieving operating income and positive cash flow from operations. We refer you to Part I, Item 5.D of Form 20-F and Section IV. of SEC Interpretive Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

Contractual Obligations and Commitments, page 88

12.

Please tell us your consideration of including the amounts due to MOLBASE (Shanghai) Biotechnology Co., Ltd. in your contractual obligations table. In addition, tell us your consideration of providing disclosures in this section to explain that you will be liable to pay consideration, the amount of which is yet to be determined, to MOLBASE group for assets and liabilities that it incurred for the development of your business. We refer you to Part I, Item 5.F of Form 20-F.

The Company respectfully advises the Staff that, as explained in its response to comment no. 4, the Restructuring was completed in December 2018 and the consideration of the Restructuring will be recorded as a liability in the fourth quarter of 2018. Such amount will be reflected when the audited consolidated financial statements for the year ended December 31, 2018 and as of December 31, 2018 are disclosed. The Company will include the amounts due to MOLBASE (Shanghai) Biotechnology Co., Ltd. in the contractual obligations table in a future amendment to the Revised Draft Registration Statement that includes the audited financial statements as of December 31, 2018 and for the year ended December 31, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Revised Draft Registration Statement to provide narrative disclosure of the amount payable to the MOLBASE group.

Business

Insurance, page 122

13.	Please clarify whether your insurance covers the chemicals while they are in the company’s custody at the warehouse.

The Company respectfully advises the Staff that it does not maintain insurance for the chemicals while they are in the Company’s custody at the warehouse. In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 28, 2019

Description of American Depositary Shares

Limitations on Obligations and Liability to ADS Holders, page 173

14.

We note that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company’s shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address any questions as to enforceability. Finally, please revise the disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well.

The Company respectfully advises the Staff that it has not selected the depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. Accordingly, the Company acknowledges the Staff’s comments no. 14 with respect to “Limitations on Obligations and Liability to ADS Holders” and will address this comment in a future amendment to the Revised Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Taxation, page 179

15.

We note that you intend to file the opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters and the opinion of Global Law Office regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 28, 2019

Consolidated Financial Statements

Note 1. Organization, page F-9

16.

We note that you are currently undertaking a Restructuring in order to operate your Online Platform as a standalone business. Please tell us how you considered the guidance and disclosure requirements in SAB Topic 1.B.1.

In response to the Staff’s comment, the Company respectfully advises the Staff that in accordance with SAB Topic 1.B.1, the historical statements of operations of the Company reflected all of the costs of conducting the Online Platform business incurred by MOLBASE Inc. and its subsidiaries. These expenses include, but are not limited to, cost of the chemicals, officer and employee salaries, shipping and handling expenses, income tax expenses, interest expenses on the related party borrowings, and other selling, general and administrative expenses. All of the costs related to the Online Platform business were reflected on the Company’s historical financial statements and there were no common expenses that require allocation between the Company and MOLBASE Inc. For details on the related party loans and the associated interest expenses, please refer to the Company’s response to the Staff’s comment no. 21 below.

In response to the Staff’s comment, the Company revised page F-9 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

(o) Revenue Recognition, page F-18

17.

You disclose that under the chemical direct sales model you are the principal as you control the chemical products with the ability to direct the use of, and obtain substantially all the remaining benefits from the chemical products before they are sold to your customers. Please provide a detailed analysis of the factors you considered outlined in ASC 606-10-25-25 to demonstrate that you have control of the goods. In addition, describe how you assessed each of the indicators in ASC 606-10-55-39 to support your conclusion.

In response to the Staff’s comment, the Company respectfully advises the Staff that under the chemical direct sales model, the Company obtains controls of the chemicals purchased from the suppliers and has the ability to direct the use of and obtains substantially all of the remaining benefits from the chemicals before they are sold to the customers.

Under the direct sales model, the Company purchases chemicals from suppliers either before or after they receive sales orders from the customers. When the Company makes purchases prior to receiving sales orders, the Company generally stores the inventory in its warehouse. When the Company makes purchases after receiving sales orders, the Company generally arranges third-party delivery service providers to deliver the chemicals directly from the suppliers to the customers. Based on the purchase contracts with suppliers under both arrangements, the Company has the legal title of the chemicals and the obligation to pay for the chemicals once the Company or the third-party delivery companies acknowledge the receipt of the goods from the suppliers. The chemicals are not held on consignment and there are no restrictions on the selling or pledging of the chemicals. Additionally, the purchased chemicals are not subject to any repurchase options. Therefore, the Company concluded that it controls the chemicals before they are transferred to their customers in accordance with ASC 606-10-25-25.

Securities and Exchange Commission

March 28, 2019

In addition, the Company assessed the principal versus agent considerations based on the key indicators in accordance with ASC 606-10-55-39 as follows:

Indicator 1: Who is primarily responsible for fulfilling the promise to provide the specified good or service?

The Company is primarily responsible for fulfilling the promise to sell the chemicals to the customers. In accordance with the sales agreement with the customers, the Company is primarily responsible for fulfilling the promise to provide the chemicals to the customers and has the primary responsibility to make sure the chemicals meet the customers’ specification. The Company also has sole discretion to select the qualified suppliers to supply the chemicals. In the event that the chemicals fail to pass the customers’ inspection, the customers have the right to return to or exchange the defective products with the Company and the Company has the obligation to fulfil the refund or exchange.

Indicator 2: Does the entity have inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer?

Based on the purchase contracts with the suppliers, the Company does not have any rights of return except for defective items. In the event the Company purchases the chemicals before receiving sales orders, the Company has general inventory risk before the chemicals are delivered to the customers while the Company has physical inventory risk during the delivery of chemicals from the suppliers to the customers when it purchases the chemicals after receiving sales orders and arranges delivery service.

Indicator 3: Does the company has discretion in establishing the price for the specified good or service?

The Company has the sole discretion to set the price for the chemicals to be sold. The Company does not set price by applying a fixed margin of its purchasing price or set a fee similar to a commission rate.

Based on the above assessment, the Company concludes that it is the principal under the chemicals direct sales model.

Securities and Exchange Commission

March 28, 2019

(q) Shipping and Other Handling Costs, page F-19

18.

We note from your disclosures on page 111 that for the delivery services, you arrange third-party delivery service providers to deliver products sold on your MOLBASE Online Mall under the direct sales model. Please explain how you account for these delivery services in your consolidated financial statements.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company arranges third-party delivery service providers to deliver products to customers if the customers make purchases from the MOLBASE Online Mall and requests the Company to deliver the products. As the customers do not control the products until the products are received by the customers, the shipping and handling services are provided by the delivery service provider for the Company and is not a promised service to the customers in accordance with ASC606-10-25-18A. Instead, the delivery services provided by the third-party deliver service provider represents services provided to the Company to fulfil the Company’s promise to transfer the goods. The Company expensed shipping and other handling costs as incurred and included such costs in sales and marketing expenses based on the legacy guidance in ASC 605-45-50-2 as disclosed in Note 2 Summary of Significant Accounting Policies (q) shipping and other handling costs.

Note 4. Accounts Receivable, net, page F-25

19.

We note that your allowance for doubtful accounts increased as a percentage of gross accounts receivable from 28% to 35% as of the year ended December 31, 2017 and the nine months ended September 30, 2018 while there was a decrease in the gross accounts receivable balance. Please explain the facts and circumstances in greater detail that led to the increase in your allowance for doubtful accounts for each period presented. That is, explain why the allowance increased while no write-offs were recorded during the year ended December 31, 2017 and the nine months ended September 30, 2018. As part of your response, provide us with an aging schedule of your accounts receivable at each balance sheet date.

In response to the Staff’s comment, the Company respectfully advises the Staff that the increase in the Company’s allowance for doubtful accounts as of September 30, 2018 was a result of the increase in accounts receivables that were overdue for more than one year. The Company generally recorded an allowance for doubtful accounts on accounts receivables overdue for more than one year, and recorded write-offs in the period in which the accounts receivable were deemed uncollectible after all collection efforts ceased in accordance with ASC 326-20-35-8. The increase in allowance for doubtful accounts as of September 30, 2018 from that as of December 31, 2017 was due to the increased accounts receivable balance that were overdue for more than one year. However, the Company continued its collection efforts and did not write-off these balances during the year ended December 31, 2017 and the nine months ended September 30, 2018.

Securities and Exchange Commission

March 28, 2019

The Company’s aging schedule of accounts receivables as of December 31, 2017 and September 30, 2018 is provided below.

	As of December 31, 2017
(in millions)	Accounts Receivable	Allowance for Doubtful Accounts	Net
<3 months	44,790	—	44,790
3-6 months	6,168	—	6,168
6-12 months	2,753	(1,122)	1,632
1-2 years	13,430	(12,092)	1,337
>2 years	7,979	(7,979)	—

Total	75,121	(21,192)	53,928

	As of September 30, 2018
(in millions)	Accounts Receivable	Allowance for Doubtful Accounts	Net
<3 months	34,167	—	34,167
3-6 months	3,602	—	3,602
6-12 months	11,603	(2,585)	9,018
1-2 years	10,281	(10,281)	—
>2 years	12,731	(12,731)	—

Total	72,384	(25,597)	46,788

Note 6. Prepayments and other current assets, page F-26

20.

Please describe in greater detail the nature of the prepayments to suppliers for each period presented. Explain why you present prepayments to suppliers, net of allowance for doubtful accounts for each period presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that the prepayments to suppliers represented payments made to suppliers prior to the delivery of the chemicals ordered. As a common practice in the chemical trading industry, most suppliers require full payment from the Company on their purchase orders. Typically, the chemicals will be delivered within a few days after the payment is made. The doubtful accounts represented isolated incidents where the suppliers did not deliver the chemicals in accordance with the purchase orders and did not return the prepayment to the Company. As a result, the Company provided an allowance on the prepayment. The Company continued its effort in collecting the chemicals purchased or a refund of the prepayment.

Securities and Exchange Commission

March 28, 2019

Note 13. Related Party Transactions, page F-32

21.

We note from your disclosures that the amounts due to MOLBASE (Shanghai) Biotechnology Co., Ltd. represented the balances related to the e-commerce chemical transactions before the Reorganization. Please explain in greater detail the nature of these related party transactions. In addition, describe the terms and conditions associated with the joint guarantee you entered into during 2019 for certain amounts payable by Shanghai Biotech to a bank, which is contingent on this offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that the amounts due to MOLBASE (Shanghai) Biotechnology Co., Ltd. (“Shanghai Biotech”) represented funds provided by Shanghai Biotech to the Company for its operations. Prior to the Reorganization, Shanghai Biotech obtained various short-term and long-term loans from banks to develop the chemical e-commerce business. As part of the Reorganization, Shanghai Biotech entered into an agreement with the Company to further provide these funds to the Company since these bank loans were still outstanding with Shanghai Biotech as the legal borrower. The interest rates on the bank loans obtained by Shanghai Biotech ranged from 5.22% to 7.8% per annum. The related interest expenses of RMB4.5 million and RMB5.4 million (US$0.8 million) were reflected on the Company’s consolidated financial statements for the year ended December 31, 2017 and nine months ended September 30, 2018, respectively. The Company regarded this arrangement as a related party transaction. The balance due to Shanghai Biotech will be due in 18 months subsequent to the Reorganization. In response to the Staff’s comment, the Company has revised Note 13 on page F-33 of the Revised Draft Registration Statement.

In January 2019, the Company, together with the founder, Mr. Dongliang Chang, and Shanghai Biotech entered into an agreement with Beijing Zhongguancun Bank (the “Bank”) to modify certain terms and conditions of an existing loan agreement between the Bank and Shanghai Biotech. The purpose of the modification was to adjust the business arrangements between the parties as a result of the Reorganization. Pursuant to the modification agreement, Shanghai Biotech agreed to pay the Bank a fee calculated using a predetermined formula based on the average market price of the shares during the three-month period subsequent to the completion of the Company’s initial public offering (“IPO”). The Company and the founder provided a joint guarantee on the payment of this contingent fee by Shanghai Biotech to the Bank. The Company will account for the joint guarantee in accordance with ASC460-10-25-4.

Securities and Exchange Commission

March 28, 2019

Note 14. Share Capital, page F-33

22.

We note from your disclosures beginning on page 149 that as part of the Restructuring, you have adopted a share incentive plan, which you refer to as the 2018 Share Plan. We further note that as of the date of this prospectus, awards to purchase 41,108,821 ordinary shares have been granted and are outstanding, excluding options that were forfeited or canceled after the relevant grant dates. Please disclose your accounting for the options issued in connection with the Restructuring and how this accounting complies with the guidance in ASC 718-20-35-3 and 6. In addition, describe how your disclosures comply with the requirements in ASC 718-10-50.

In response to the Staff’s comment, the Company respectfully advises the Staff that the 2018 Share Plan was approved by the Company’s board of directors and the shareholders on November 27, 2018. As the options under the 2018 Share Plan were granted subsequent to September 30, 2018, the Company did not disclose the related accounting in the consolidated financial statements for the year ended December 31, 2017 and the nine months ended September 30, 2018, but will include the disclosure required by ASC 718-10-50 in the consolidated financial statements for the year ended December 31, 2018. In addition, the Company did not grant any awards under an approved share-based compensation plan prior to the completion of the Restructuring. Therefore, the guidance in ASC 718-20-35-3 and 6 is not applicable to the accounting for the options issued in connection with the Restructuring.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it intends to provide any such written communications under a separate cover. The Company confirms that potential investors have not, and will not, retain copies of any such communications.

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it intends to provide any such written communications under a separate cover. The Company confirms that potential investors have not, and will not, retain copies of any such communications.

*        *        *

Securities and Exchange Commission

March 28, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst & Young Hua Ming LLP, by telephone at +86 21 2228 2054 or via email at henry.song@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours, /s/ Z. Julie Gao
Z. Julie Gao

cc:	Dongliang Chang, Founder and Chairman of the Board of Directors, Molecular Data Inc.
Zheng Wang, Chief Executive Officer, Molecular Data Inc.
Qiaoqiao Sun, Financial Officer, Molecular Data Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Henry Song, Partner, Ernst & Young Hua Ming LLP
Li He, Esq., Partner, Davis Polk & Wardwell LLP